                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                         (Amendment No. _____________)*


                            DIAMETRICS MEDICAL, INC.
                            ------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                  252532 10 6
                      -------------------------------------
                                 (CUSIP Number)


   Mindy C. Sircus, Esq., Neal, Gerber & Eisenberg, 2 North LaSalle Street,
------------------------------------------------------------------------------
                    Chicago, Illinois 60602, (312) 269-8000
                    ---------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                April 10, 1997
                      -----------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

                              Page 1 of 10 Pages

                      INDEX TO EXHIBITS APPEARS ON PAGE 8

                                      13D
-----------------------                                  ---------------------
  CUSIP NO.                                                PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      AMARFOUR, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
           00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
           Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                  947,000 shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                   947,000 shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
            947,000 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
            See Item 5.                                             [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            Approximately 5.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
            00
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.
          -------------------

     The class of equity securities to which this statement relates is the common stock, $.01 par value per share (the "Common Stock") of Diametrics Medical, Inc., a Minnesota corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2658 Patton Road, Roseville, Minnesota 55113.

Item 2.   Identity and Background.
          -----------------------

     This statement is filed on behalf of AMARFOUR, L.L.C., Delaware limited liability company ("Amarfour" or the "Reporting Person"), the principal offices of which are located at 200 West Madison Street, Suite 3800, Chicago, Illinois 60606. Certain information regarding the members of Amarfour and the controlling persons thereof is included in Appendix A attached hereto and incorporated herein by this reference.

     During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of its members or any person controlling such members has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     From March 18, 1996 through April 17, 1996, Amarfour purchased a total of 322,000 shares of Common Stock on the open market for an aggregate purchase price (inclusive of commissions) of $1,996,815. In addition, on January 30, 1997, Amarfour purchased a total of 125,000 shares of the Issuer's Series I Junior Participating Preferred Stock, $.01 par value (the "Preferred Stock"), from the Issuer for an aggregate purchase price of $2,000,000. Each share of Preferred Stock was automatically convertible into four shares of Common Stock upon approval by the Issuer's shareholders of an increase in the number of authorized shares of Common Stock. (See Item 5 below). In connection with its purchase of Preferred Stock, Amarfour also received detachable warrants with an exercise price (subject to adjustment) equal to $5.0625 per share (the "Warrants"), to purchase 125,000 shares of Common Stock. Amarfour used contributions from its members in purchasing its shares of Common Stock. In purchasing its shares of Preferred Stock and Warrants, on January 30, 1997, Amarfour borrowed $2,000,000 from Diversified Capital, L.P., an associated entity. This loan is payable on demand and bears interest at prime.

Item 4.   Purposes of Transaction.
          -----------------------

     Amarfour acquired the shares of Common Stock, Preferred Stock and Warrants for investment. Pursuant to the Stock Purchase Agreement (as hereinafter defined), Amarfour has the right (through January 29, 2002) to advance notice of, and to invest in, certain proposed sales of securities by the Issuer. Amarfour has no present plans or proposals which relate to or would result in any of the other actions referred to in clauses (a) through (j) of Item 4 of
Schedule 13D. However, depending on market conditions, the business and prospects of the Issuer and other relevant factors, Amarfour may (i) purchase additional shares of Common Stock on such terms and at such times as it considers desirable, including, without limitation, by exercising the Warrants,
(ii) continue to hold the shares of Common Stock which it beneficially owns,
(iii) dispose of all or a portion of the Common Stock which it beneficially owns or (iv) implement plans or proposals which relate to or would result in any of the actions referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)-(b) For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of the date hereof, Amarfour beneficially owns, and has sole power to vote and to dispose of, 947,000 shares of Common Stock, representing approximately 5.2% of the outstanding Common Stock of the Issuer.

     An affiliate of Amarfour owns approximately a 5.57% limited partnership interest in Frazier Healthcare Investments, L.P., a shareholder of the Issuer, and 16.95 limited partnership units in Frazier & Company, L.P., the general partner of the general partner of Frazier Healthcare Investments, L.P. In addition, another affiliate of Amarfour owns an 8% membership interest in Frazier Management, L.L.C., the general partner of Frazier & Company, L.P. Amarfour disclaims beneficial ownership of the Issuer's securities owned by each of Frazier Healthcare Investments, L.P., Frazier & Company, L.P. and Frazier Management, L.L.C.

          (c) As disclosed in Item 3 above, Amarfour purchased 125,000 shares of Preferred Stock from the Issuer on January 30, 1997 for an aggregate purchase price of $2,000,000 (or $16.00 per share), and in connection therewith, received Warrants to purchase 125,000 shares of Common Stock. Each share of Preferred Stock was automatically converted into four shares of Common Stock on April 10, 1997, the date on which the Issuer's shareholders approved an increase in the number of authorized shares of Common Stock.

     During the past 60 days, neither Amarfour, nor, to the best knowledge of Amarfour, any of the persons identified in Appendix A hereof, have effected any other transactions in the Common Stock.

          (d)  None.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     Amarfour purchased the Preferred Stock and Warrants in accordance with the terms of the Stock Purchase Agreement dated as of January 30, 1997, by and between the Issuer and Amarfour, among others (the "Stock Purchase Agreement"), including, Exhibit I thereto, Form of Warrant. In connection therewith, Amarfour, the Issuer and others also entered into the Registration Rights Agreement dated as of January 30, 1997 (the "Registration Rights Agreement").

     Except for the Stock Purchase Agreement and the Registration Rights Agreement, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Exhibit 1: Stock Purchase Agreement dated as of January 30, 1997 by and among the Issuer and Amarfour, among others, including,
                 Exhibit I thereto, Form of Warrant.

     Exhibit 2: Registration Rights Agreement dated as of January 30, 1997, by and between the Issuer and Amarfour, among others.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 21, 1997        AMARFOUR, L.L.C., a Delaware limited
                            liability company


                         By:  AMARILLO RESIDUARY TRUST NO. 1, a member



                         By:  /s/ Marshall E. Eisenberg
                            -------------------------------------------
                            Marshall E. Eisenberg, not individually,
                            but solely as Trustee of Amarillo Residuary
                            Trust No. 1

                                 EXHIBIT INDEX
                                 -------------

Exhibit          Description                                     Page
-------          -----------                                     ----

Exhibit 1:       Stock Purchase Agreement dated as of January
                 30, 1997 by and among the Issuer and
                 Amarfour, among others, including, Exhibit I thereto, Form of Warrant.

Exhibit 2:       Registration Rights Agreement dated as of
                 January 30, 1997, by and between the Issuer and Amarfour, among others.

                                   APPENDIX A
                                   ----------


     Set forth below is certain information regarding the members of Amarfour and the controlling persons thereof.

     1.   Information Regarding AMARFOUR, L.L.C.
          --------------------------------------

     The members of Amarfour are the ten separate and distinct Amarillo Residuary Trusts Nos. 1-10 (collectively, the "Trusts"), each of which is governed by the laws of Illinois. The business address for the Trusts is 200 West Madison Street, Suite 3800, Chicago, Illinois. The Trusts were created for the benefit of certain lineal descendants of Nicholas J. Pritzker, deceased.

     2.   Information Regarding the Trustees of the Trusts
          ------------------------------------------------

     The name, business address and present principal occupation or employment of each trustee of the trusts and the name and principal business of any corporation or other organization in which such employment is conducted is set forth below. Each trustee listed below is a United States citizen.

                                   Present Principal Occupation
Name and Business Address                 Or Employment
-------------------------                 -------------

Thomas J. Pritzker                 President of Hyatt Corporation, a
200 West Madison Street            diversified company primarily
Chicago, Illinois  60606           engaged in real estate and hotel
(Co-Trustee of Trusts 2-10)        management activities.

Marshall E. Eisenberg              Partner in the law firm of
2 North LaSalle Street             Neal, Gerber & Eisenberg.
Suite 2200
Chicago, Illinois  60602
(Trustee of Trust 1 and
Co-Trustee of Trusts 2-10)

     To the best of Amarfour's knowledge, neither Messrs. Pritzker or Eisenberg have, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

                                 Page 10 of 10